UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No.  )*

R. R. Donnelley & Sons Company
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
257867200
(CUSIP Number)

James Ruggerio c/o Chatham Asset Management, LLC 26 Main Street, Suite 204 Chatham, New Jersey 07928 Telephone Number (973) 701-2431
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 257867200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Chatham Asset Management, LLC
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,820,100*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,820,100*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10,820,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 14.99%*
14.	Type of Reporting Person (See Instructions): IA

 *See Item 5 for additional information.

CUSIP No. 257867200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Chatham Asset High Yield Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	4,525,854*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	4,525,854*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,525,854*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 6.3%*
14.	Type of Reporting Person (See Instructions): CO

 *See Item 5 for additional information.

CUSIP No. 257867200
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Anthony Melchiorre
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	10,820,100*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	10,820,100*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
10,820,100*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13.	Percent of Class Represented by Amount in Row (11): 14.99%*
14.	Type of Reporting Person (See Instructions): IN

 *See Item 5 for additional information.

Item 1.     Security and Issuer.

The name of the issuer is R.R. Donnelley & Sons Company, a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 35 West Wacker Drive, Chicago, Illinois 60601.  This report on Schedule 13D (this “Schedule 13D”) relates to the Issuer’s Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2.     Identity and Background.

(a), (f)     This Schedule 13D is being filed jointly by (i) Chatham Asset Management, LLC (“CAM”), a Delaware limited liability company and the investment manager to (a) Chatham Asset High Yield Master Fund, Ltd. (“Chatham Master Fund”), a Cayman Islands exempted company, and (b) other affiliated funds (collectively with Chatham Master Fund, the “Chatham Funds”); (ii) Chatham Master Fund; and (iii) Anthony Melchiorre, a United States Citizen. CAM, Chatham Master Fund, and Mr. Melchiorre are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” Information regarding the executive officers, directors and controlling persons of CAM and Chatham Master Fund is set forth in Exhibit 2 hereto and incorporated herein by reference.

(b)     The principal business address for the Reporting Persons is 26 Main Street, Suite 204, Chatham, New Jersey 07928.

(c)     The principal business of Mr. Melchiorre is to act as the managing member of CAM, an investment management firm that serves as investment manager of pooled investment vehicles. The principal business of CAM is to serve as investment manager to pooled investment vehicles. The principal business of Chatham Master Fund is investing in securities.

(d)     None of the Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons or any other person named in Exhibit 2, have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the Reporting Persons nor, to the best knowledge of the foregoing, any of their controlling persons or any other person named in Exhibit 2, have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 Item 3.     Source and Amount of Funds or Other Consideration.

The funds used to purchase the Common Stock deemed to be beneficially owned by the Reporting Persons came from the working capital of private investment funds managed by CAM, including Chatham Master Fund.

The total cost of the Common Stock that the Reporting Persons may be deemed to beneficially own is $39,099,478.27.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.     Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock reported in this Schedule 13D (the “Chatham Shares”) based on the Reporting Persons’ belief that the Chatham Shares, when purchased, were undervalued and represented an attractive investment opportunity. The acquisitions of the Chatham Shares were made in the ordinary course of the Reporting Persons’ investment activities and the Chatham Shares are currently held for investment purposes, subject to the following.

The Reporting Persons and their representatives intend to engage in discussions with members of management and the board of directors (the “Board”) of the Issuer to express the Reporting Persons’ view that the Board should not renew its stockholder rights plan upon its expiry on August 28, 2021 and that the Board should concentrate its efforts on undertaking a strategic review of assets with an external advisor. The Reporting Persons and their advisors may also engage in discussions with members of management and the Board, or with third parties, regarding a variety of other matters related to the Issuer. Such matters may include, among other things, the Issuer’s business, operations, performance, management, capitalization, ownership structure, corporate governance, Board composition and strategic alternatives and direction. The Reporting Persons may take other steps seeking to bring about changes to increase shareholder value. Accordingly, in order to maintain the maximum flexibility to effectuate the necessary changes at the Issuer, the Reporting Persons have determined to file this Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Chatham Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning, without limitation, changes to the Issuer’s business, operations, management, capitalization, ownership structure, corporate governance or Board composition, purchasing additional Shares, selling some or all of their Chatham Shares, including through a trading plan created under Rule 10b5-1(c) or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Chatham Shares or changing their intention with respect to any and all matters referred to in Item 4.

Other than as set forth above, the Reporting Persons do not have any plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

(a) – (e) The aggregate percentage of Common Stock reported owned by each person named herein is based upon 72,200,000 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 26, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2021.

As of the date of filing of this Schedule 13D (the “Filing Date”), Chatham Master Fund held 4,525,854 shares of Common Stock of the Issuer and the other affiliated funds held an aggregate of 6,294,246 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Mr. Melchiorre and CAM may be deemed to beneficially own the 10,820,100 shares of Common Stock of the Issuer held in the aggregate by the Chatham Funds, or approximately 14.99% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

Each of CAM and Mr. Melchiorre has the sole power to vote or direct the vote of zero shares of Common Stock and the shared power to vote or direct the vote of 10,820,100 shares of Common Stock. Each of Mr. Melchiorre and CAM has the sole power to dispose or direct the disposition of zero shares of Common Stock and the shared power to dispose or direct the disposition of 10,820,100 shares of Common Stock.

As of the Filing Date, Chatham Master Fund held 4,525,854 shares of Common Stock of the Issuer, or approximately 6.3% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date.

Chatham Master Fund has the sole power to vote or direct the vote of zero shares of Common Stock and the shared power to vote or direct the vote of 4,525,854 shares of Common Stock. Chatham Master Fund has the sole power to dispose of or direct the disposition of zero shares of Common Stock and the shared power to dispose or direct the disposition of 4,525,854 shares of Common Stock.

To the knowledge of the Reporting Persons, the executive officers and directors of CAM and Chatham Master Fund have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 3 hereto.  All such transactions were cross-trades between the Chatham Funds which did not affect their holdings in the aggregate.

Each of CAM and Mr. Melchiorre specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In addition to the reported shares of Common Stock, CAM and the Chatham Funds collectively own $66,122,000 aggregate principal amount of the Issuer’s 6.125% Senior Notes due November 1, 2026 (the “2026 Notes”), $162,876,000 aggregate principal amount of the Issuer’s 8.25% Senior Notes due July 1, 2027 (the “2027 Notes”), $20,938,000 aggregate principal amount of the Issuer’s 6.625% Debentures due April 15, 2029 (the “2029 Debentures”), $316,966,000 aggregate principal amount of the Issuer’s 8.5% Senior Notes due April 15, 2029 (the “2029 Notes”) and $11,074,000 aggregate principal amount of the Issuer’s 8.820% Debentures due April 15, 2031 (the “2031 Debentures”). In addition, the Chatham Funds are currently party to certain credit default swap arrangements, as seller counterparties, pursuant to which the buyer counterparty is obligated to make a periodic stream of payments over the term of the contract in return for a contingent payment from the seller counterparty upon the occurrence of a credit event with respect to referenced debt securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7.     Material to be Filed as Exhibits.

Exhibit 1:	An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.
Exhibit 2:	Information with respect to Persons Covered Under Instruction C to Schedule 13D.
Exhibit 3:	Transactions in the Securities of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2021

CHATHAM ASSET MANAGEMENT, LLC*

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

CHATHAM ASSET HIGH YIELD MASTER FUND, LTD.

By: Chatham Asset Management, LLC, its Investment Manager

By:	/s/ Anthony Melchiorre

Name:	Anthony Melchiorre
Title:	Managing Member

/s/ Anthony Melchiorre*
Anthony Melchiorre

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).